Mail Stop 4561

November 20, 2007

Mr. Colin Binny
Chief Financial Officer
Amaru, Inc.
112 Middle Road, #08-01 Midland House
Singapore 188970

> **Re:** **Amaru, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **File No. 0-32695**

Dear Mr. Binny:

We have completed our review of the above referenced filing and have no further
comments at this time.

Sincerely,

Kevin Woody
Branch Chief